UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

 (Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Press Release No. 89/2011	September 20, 2011

Pemex-Exploration and Production reorganizes its internal structure

In order to achieve the objectives set out in Pemex’s Business Plan and maximize value in the various operational and service areas in a sustainable manner, the Board of Directors of Pemex-Exploration and Production (“PEP”) approved the reorganization of the internal structure of PEP, a subsidiary entity of Petróleos Mexicanos.

This approach will assist PEP in facing strategic challenges, such as replacing 100% of proved reserves for 2012, increasing the reserves replacement rate, decreasing the rate of decline in production, reducing extraction and development costs and accelerating new production.

This reorganization is the result of an analysis of the entire value chain of PEP, which identified areas for improvement regarding structure, performance, development and measurement, while also strengthening internal practices related to customer service and accountability, in order to focus the organization on primary activities.

To that effect, new units exclusively dedicated to exploration and development of top priority projects are being created, and the activities of the various regions will focus on hydrocarbon production.

Among the main changes incorporated in the new structure, the following stand out:

•	Integration of exploratory activity under the new Deputy Director’s Office of Exploration.
•	Creation of the Deputy Director’s Office of Field Development, which will be in charge of the Ayatsil-Tekel, Tsimin-Xux and Lakach projects.
•	Concentration of the Business Units on hydrocarbon production.
•	Integration of infrastructure maintenance and logistics activity of all regions under one Deputy Director’s Office.
•	Focus on drilling execution within the new Drilling Business Unit.
•	Strengthening of the construction area in order to increase its efficiency in meeting requirements.
•	Creation of an area of technical resources management, in charge of optimizing the use of technical staff from the different Deputy Director’s Offices.

Once the macro structure that defines each of the Deputy Director’s Offices is announced, each Office will make proposals regarding its micro structure to effectuate the improvements necessary to allow PEP to meet its strategic challenges.

The authorized structure is the following:

      PEP’s Approved Structure

•	NEM:Northeastern Marine Region

•	SWM:Southwestern Marine Region

•	Southern:Southern Region

•	Northern:Northern Region

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Arturo Delpech del Ángel
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: September 26, 2011

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance.  We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control.  These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements.  In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.